SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

40 BANK STREET

CANARY WHARF

LONDON E14 5DS

________

(020) 7519-7000

Fax: (020) 7519-7070

www.skadden.com

May 12, 2006

Via EDGAR and Hand Delivery Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street N.W. Washington, D.C. 20549 Attention: Brian Cascio, Accounting Branch Chief

RE:	ASML Holding N.V. Form 20-F for the fiscal year ended
December 31, 2005 (File No. 000-25566)

Dear Mr. Cascio:

On behalf of ASML Holding N.V. ("ASML" or the "Company"), we are writing to respond to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated April 27, 2006, with respect to the above referenced filing of the Company.

Set forth below are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter. The Company has provided below indicative examples of the enhanced disclosure that it intends to include in future filings with the Commission, using as a template selected portions of its Annual Report on Form 20-F for the year ended December 31, 2005.

Securities and Exchange Commission

May 12, 2006

Form 20-F for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows – Page F-5

Comment 1:

We note that you present your cash flows from operating activities by adjusting “net income (loss) from continued operations” to net cash flows from operating activities. Under paragraph 28 of SFAS 95, those who choose to use the indirect method of presenting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please revise in future filings.

Response:

In future Annual Reports on Form 20-F that it files with the Commission, ASML will adjust net income to reconcile it to net cash flows from operating activities in accordance with paragraph 28 of SFAS No. 95 as follows:

Year ended December 31	2004	2005
(in thousands)	EUR	EUR
Cash Flows from Operating Activities
Net income (loss)	235,460	311,464
Net loss from discontinued operations	0	0
Net income (loss) from continuing operations	235,460	311,464

Adjustments to reconcile net income from continuing
operations to net cash flows from operating activities:
Depreciation and amortization	90,215	90,531
Impairment charges	2,929	8,350
Allowance for doubtful debts	3,085	1,871
Allowance for obsolete inventory	34,336	11,811
Deferred income taxes	114,701	17,830
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(192,819)	203,488
Inventories	(149,215)	(41,397)
Other assets	1,127	(20,088)
Accrued liabilities	(5,507)	46,272
Accounts payable	121,998	3,406
Income taxes payable	837	79,973

Net cash provided by operating
activities from continuing operations	257,147	713,511
Net cash provided by (used in) operating
activities from discontinued operations	(5,880)	(2,018)

Net cash provided by operating
activities from total operations	251,267	711,493

Securities and Exchange Commission

May 12, 2006

Note 8. Intangible assets – Page F-19

Comment 2:

We see that you have recorded EUR 70 of charges related to the patent settlement with Nikon. You expensed EUR 49 million as research and development expense during the year ended December 31, 2004. The remaining value, EUR 21 million, was capitalized as an intangible asset and is being amortized over a 5 year period. Please tell us and revise future filings to disclose how you allocated the amounts to expense and intangible asset. Additionally, please clarify the basis for the five year useful life of the intangible asset.

Response:

The following summarizes the methodology followed by the Company to allocate the EUR 70 million charges relating to the patent settlement with Nikon to research and development expense for 2004 and to capitalized intangible asset.

First, the Company determined which of its products included components that were affected by the patent cross-license agreement with Nikon, and the historical and projected future sales of such products.

Securities and Exchange Commission

May 12, 2006

Second, the Company estimated royalty rates (as a percentage of sales) on patents covering such components by analyzing royalty rates commonly paid on royalty agreements that involve transfers of technologies broadly comparable to ASML’s technology.

Based on the sales data and the estimated royalty rates the Company was able to estimate (a) the amount of the charges pertaining to the future sales by multiplying the estimated royalty rates by projected future sales data, and (b) the amount of the charges pertaining to past conduct (i.e. the royalty amounts that it would have expected to pay on components that had been installed in its products prior to effectiveness of the cross-license agreement), by multiplying the estimated royalty rates by historical sales data.

Using this methodology, ASML determined that EUR 21 million pertained to future sales and capitalized that amount as an intangible asset, and that EUR 49 million related to past conduct and expensed that amount as research and development expenses in its statement of operations for the year ended December 31, 2004. The capitalized amount is amortized over a period of 5 years under cost of sales, which equals the shorter of the term of the patents or the remaining estimated period after which the technology covered by the patents is expected to become obsolete as a result of continuing technological developments.

ASML will enhance its disclosure of its accounting for this settlement in its Annual Report on Form 20-F for the year ended December 31, 2006 by including the following disclosure:

Securities and Exchange Commission

May 12, 2006

“In connection with a settlement of worldwide patent litigation between Nikon, ASML and Zeiss, on December 10, 2004, ASML entered into a patent cross-license agreement with Nikon, effective November 12, 2004, pursuant to which (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment (other than optical components) under patents owned or otherwise sublicensable by Nikon.

The licenses under the agreement are perpetual for patents having an effective application date before 2003 ("Class A Patents") and for all other patents ("Class B Patents") will terminate at the end of 2009. At any time until June 30, 2015, either party has a limited right to designate up to 5 Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the agreement are deemed Class B Patents.

In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, a further payment of US$ 9 million (approximately EUR 8 million) in 2005 and is obligated to make additional payments to Nikon of US$9 million (approximately EUR 8 million) in each of 2006 and 2007. Based upon a royalty valuation method (using a royalty structure which was determined through an analysis of royalty agreements that involve transfers of technologies broadly comparable to ASML’s technology), an amount of EUR 21 million of the EUR 70 million of charges relating to the settlement was determined to pertain to future sales and was capitalized under intangible assets. The intangible asset is amortized over a period of 5 years under cost of sales, which equals the remaining estimated useful life of Class A patents and the contractual life of Class B patents. The remaining EUR 49 million was determined to relate to past conduct, i.e. components of products that had been affected by the patents covered by the patent cross-license agreement and that had been installed prior to effectiveness of the cross-license agreement. This amount was expensed as research and development expenses in ASML’s statement of operations for the year ended December 31, 2004.”

* * *

In response to the Staff’s request, enclosed is an acknowledgement letter from Mr. Peter T.F.M. Wennink, Chief Financial Officer of ASML.

Securities and Exchange Commission

May 12, 2006

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile 011 44 20 7519 7070. If you would like to discuss any aspect of the Company's response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183, Peter van den Oord of ASML Holding N.V. on 011 31 40 268 5041 or Alfred Popken of Deloitte & Touche L.L.P. on 212 436 3693.

Sincerely,

Richard A. Ely

Cc:	Securities and Exchange Commission
Martin James
Kristin Lochhead

ASML Holding N.V.
Peter Wennink
Robert Roelofs
Bert Savonije
Peter van den Oord

Deloitte Accountants B.V./Deloitte & Touche L.L.P.
Jan Bune
Pieter van de Goor
Alfred Popken

ASML Holding N.V

De Run 6501 5504 DR VELDHOVEN The Netherlands

Phone +31-40-268 3000

www.asml.com

Trade Register 17085815 Eindhoven, The Netherlands

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth street, N.W.

Washington, DC 20549

Attention: Brian Cascio, Accounting Branch Chief

Date	May 12, 2006

Reference

Subject	ASML Holding N.V. Form 20-F for the fiscal year ended

December 31, 2005 (File No. 000-25566)

Dear Mr. Cascio,

In response to the request of the staff of the Securities and Exchange Commission (the "Commission") set forth in the staff's letter to ASML Holding N.V. (the “Company”) dated April 27, 2006, the Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 12, 2006

ASML HOLDING N.V.

By:	/s/ Peter T. F. M. Wennink

Peter T. F. M. Wennink

Chief Financial Officer